EXHIBIT 99.2

Rio Tinto

# Notice to ASX/LSE

6 October 2021

## Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

### Dividend Reinvestment

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

**Vested Share Account (VSA)**

Rio Tinto Limited ordinary shares ('Shares') held in a VSA are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market.

On 24 September 2021 the following PDMR/KMP acquired shares in Rio Tinto Limited by way of reinvestment of dividends received on shares held in a VSA.

| Security | Name of PDMR/KMP | Number of Shares Acquired | Price per Share AUD |
|---|---|---|---|
| Rio Tinto Limited shares | Kaufman, Sinead | 1,201.09371 | 99.13 |

**Global Employee Share Plan (myShare)**

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares ('Shares'). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge ('matching shares' and 'matching ADRs'), conditional upon satisfying the terms of myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.

Rio Tinto Shares held in myShare are subject to dividend reinvestment whereby cash dividends are used to buy Shares in the market under the terms of myShare.

On 24 September 2021 the following PDMR/KMP acquired Rio Tinto Limited shares by way of reinvestment of dividends received on shares held in myShare.

| Security | Name of PDMR/KMP | Number of Shares Acquired | Price per Share AUD |
|---|---|---|---|
| Rio Tinto Limited shares | Kaufman, Sinead | 49.0907 | 99.13 |
| Rio Tinto Limited shares | Trott, Simon | 55.6877 | 99.13 |
| Rio Tinto Limited shares | Vella, Ivan | 15.898 | 99.13 |

**Rio Tinto plc and Rio Tinto Limited dividend reinvestment plans**

Rio Tinto plc and Rio Tinto Limited offer a dividend reinvestment plan that gives shareholders the opportunity to use their cash dividends to buy Rio Tinto plc or Rio Tinto Limited shares respectively, in the market.

On 5 October 2021 the following PDMR/KMP acquired ordinary shares in Rio Tinto Limited under a dividend reinvestment plan.

Notice to ASX/LSE Page 2 of 2 Security Name of PDMR/KMP Number of Shares Acquired Price per Share AUD Rio Tinto Limited shares Vella, Ivan 642 98.895441 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com